As filed with the Securities and Exchange Commission on March 15, 2013

Securities Act Registration No. 333-179237

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form N-2
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 7

Medley Capital Corporation

Exact name of Registrant as specified in its charter

375 Park Avenue, 33rd Floor
New York, NY 10152

Address of Principal Executive Offices (Number, street, City, State, Zip Code)

(212) 759-0777

Registrant’s Telephone Number, Including Area Code

Brook Taube
Medley Capital Corporation
375 Park Avenue, 33rd Floor
New York, NY 10152

Name and Address (Number, street, City, State, Zip Code)
of Agent for Service

Copies to:

Steven B. Boehm, Esq.
Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW
Washington, DC 20001
(202) 383-0100

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☒ when declared effective pursuant to Section 8(c).

Explanatory Note

The purpose of this Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 is solely to file certain exhibits to the Registration Statement as set forth in Item 25(2) of Part C. Accordingly, this Post-Effective Amendment No. 7 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 7 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 7 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25. Financial statements and exhibits

1.	Financial Statements

Page
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Assets and Liabilities as of December 31, 2012 and September 30, 2012	F-2
Consolidated Statements of Operations for the three months ended December 31, 2012 and 2011	F-3
Consolidated Statements of Changes in Net Assets for the three months ended December 31, 2012 and 2011	F-4
Consolidated Statement of Cash Flows for the three months ended December 31, 2012 and 2011	F-5
Consolidated Schedule of Investments as of December 31, 2012 and September 30, 2012	F-6
Notes to Consolidated Financial Statements	F-14
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm, Ernst & Young LLP	F-35
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	F-36
Consolidated Statements of Assets and Liabilities as of September 30, 2012 and 2011	F-37
Consolidated Statement of Operations for the years ended September 30, 2012 and 2011 and for the period from April 30, 2010 (date of inception) to September 30, 2010	F-38
Consolidated Statements of Changes in Net Assets for the years ended September 30, 2012 and 2011 and the period from April 30, 2010 (date of inception) to September 30, 2010	F-39
Consolidated Statement of Cash Flows for the years ended September 30, 2012 and 2011 and the period from April 30, 2010 (date of inception) to September 30, 2010	F-40
Consolidated Schedule of Investments as of September 30, 2012 and 2011	F-42
Notes to Consolidated Financial Statements	F-48

2.	Exhibits

The following exhibits are filed as part of this report or hereby incorporated by reference to exhibits previously filed with the SEC:

a	Certificate of Incorporation (Incorporated by reference to Exhibit 99.A.3 to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-166491), filed on November 22, 2010).
b	Form of Bylaws (Incorporated by reference to Exhibit 99.B.3 to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-166491), filed on November 22, 2010).
d.1	Form of Stock Certificate (Incorporated by reference to Exhibit 99.D to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-166491), filed on November 22, 2010).
d.2	Form of Indenture (Incorporated by reference to Exhibit 99.D.2 to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-179237), filed on February 13, 2012).
d.3	First Supplemental Indenture, dated March 21, 2012, between Medley Capital Corporation and U.S. Bank National Association, as Trustee (Incorporated by reference to Exhibit 99.D.4 to the Registrant’s Post-effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-179237), filed on March 21, 2012).
d.4	Second Supplemental Indenture, dated March 13, 2013, between Medley Capital Corporation and U.S. Bank National Association, as Trustee(1)
e	Dividend Reinvestment Plan (Incorporated by reference to Exhibit 99.E to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-166491), filed on November 22, 2010).
f.1	Senior Secured Revolving Credit Agreement among Medley Capital Corporation as borrower, the Lenders party thereto, and ING Capital LLC, as Administrative Agent, dated August 4, 2011 (Incorporated by reference to the Current Report on Form 8-K filed on August 9, 2011).
f.2	Guarantee, Pledge and Security Agreement among the Company, the Subsidiary Guarantors party thereto, ING Capital LLC, as Administrative Agent, each Financial Agent and Designated Indebtedness Holder party thereto and ING Capital LLC, as Collateral Agent, dated August 4, 2011 (Incorporated by reference to the Current Report on Form 8-K filed on August 9, 2011).
f.3	Amendment No. 1, made as of August 31, 2012, to the Senior Secured Revolving Credit Agreement dated August 4, 2011, among Medley Capital Corporation as borrower, the Lenders party thereto, and ING Capital LLC, as Administrative Agent (Incorporated by reference to the Current Report on Form 8-K filed on September 6, 2012).
f.4	Amendment No. 2, made as of December 7, 2012, to the Senior Secured Revolving Credit Agreement dated August 4, 2011, among Medley Capital Corporation as borrower, the Lenders party thereto, and ING Capital LLC, as Administrative Agent, as amended by that certain Amendment No. 1 to Senior Secured Revolving Credit Agreement, dated as of August 31, 2012 (Incorporated by reference to the Current Report on Form 8-K filed on December 13, 2012).
f.5	Senior Secured Term Loan Credit Agreement, dated as of August 31, 2011, among Medley Capital Corporation as borrower, the Lenders party thereto, and ING Capital LLC, as Administrative Agent (Incorporated by reference to the Current Report on Form 8-K filed on September 6, 2012).
f.6	Amendment No. 1, made as of December 7, 2012, to the Senior Secured Term Loan Credit Agreement dated as of August 31, 2011, among Medley Capital Corporation as borrower, the Lenders party thereto, and ING Capital LLC, as Administrative Agent (Incorporated by reference to the Current Report on Form 8-K filed on December 13, 2012).

f.7	Amendment No. 2, made as of January 23, 2013, to the Senior Secured Term Loan Credit Agreement dated as of August 31, 2011, among Medley Capital Corporation as borrower, the Lenders party thereto, and ING Capital LLC, as Administrative Agent (Incorporated by reference to the Current Report on Form 8-K filed on January 23, 2013).

f.8	Incremental Assumption Agreement, dated as of February 10, 2012, made by Credit Suisse AG, Cayman Islands Branch, as Assuming Lender, relating to the Senior Secured Revolving Credit Agreement dated as of August 4, 2011, among Medley Capital Corporation, as Borrower, the Several Lenders and Agents from Time to Time Parties Thereto, and ING Capital LLC, as Administrative Agent and Collateral Agent (Incorporated by reference to the Current Report on Form 8-K filed on February 10, 2012).
f.9	Incremental Assumption Agreement dated as of March 30, 2012, made by Onewest Bank, FSB, as Assuming Lender, relating to the Senior Secured Revolving Credit Agreement dated as of August 4, 2011, among Medley Capital Corporation, as Borrower, the Several Lenders and Agents from Time to Time Parties Thereto, and ING Capital LLC, as Administrative Agent and Collateral Agent (Incorporated by reference to the Current Report on Form 8-K filed on April 4, 2012).
f.10	Incremental Assumption Agreement dated as of May 3, 2012, made by Doral Bank, as Assuming Lender, relating to the Senior Secured Revolving Credit Agreement dated as of August 4, 2011, among Medley Capital Corporation, as Borrower, the Several Lenders and Agents from Time to Time Parties Thereto, and ING Capital LLC, as Administrative Agent and Collateral Agent (Incorporated by reference to the Current Report on Form 8-K filed on May 3, 2012).
f.11	Incremental Assumption Agreement dated as of September 25, 2012, made by Stamford First Bank, a division of the Bank of New Canaan, as Assuming Lender, relating to the Senior Secured Revolving Credit Agreement dated as of August 4, 2011, and Amended by Amendment No. 1 dated August 31, 2012, among Medley Capital Corporation, as Borrower, the Several Lenders and Agents from Time to Time Parties Thereto, and ING Capital LLC, as Administrative Agent and Collateral Agent (Incorporated by reference to the Current Report on Form 8-K filed on September 28, 2012).
g	Form of Investment Management Agreement between Registrant and MCC Advisors LLC (Incorporated by reference to Exhibit 99.G to Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on N-2 (File No. 333-166491), filed on June 9, 2010).
h	Form of Underwriting Agreement(1)
j	Form of Custody Agreement (Incorporated by reference to Exhibit 99.J to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-166491), filed on November 22, 2010).
k.1	Form of Administration Agreement (Incorporated by reference to Exhibit 99.K.2 to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-166491), filed on June 9, 2010).
k.2	Form of Trademark License Agreement (Incorporated by reference to Exhibit 99.K.3 to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-166491), filed on June 9, 2010).
k.3	Certificate of Appointment of Transfer Agent (Incorporated by reference to Exhibit 99.K.1 to the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-166491), filed on July 2, 2010).
k.4	Form of Sub-Administration Agreement (Incorporated by reference to Exhibit 99.K.4 to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-166491), filed on November 22, 2010).
l.1	Opinion and Consent of Morrison & Foerster LLP (Incorporated by reference to Exhibit 99.L to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-179237), filed on February 13, 2012).

l.2	Opinion of Sutherland Asbill & Brennan LLP(1)
n.1	Consent of Ernst & Young LLP (Incorporated by reference to Exhibit n.1 to the Registrant’s Post-Effective Amendment No. 6 to the Registration Statement on Form N-2, filed on March 12, 2013).
n.2	Report of Ernst & Young LLP Regarding the Senior Security Table (Incorporated by reference to Exhibit n.2 to the Registrant’s Post-Effective Amendment No. 6 to the Registration Statement on Form N-2, filed on March 12, 2013).
r.1	Code of Business Conduct and Ethics of the Registrant (Incorporated by reference to Exhibit 14.1 to the Registrant’s 10-Q for the period ended June 30, 2011, filed on August 4, 2011).
r.2	Code of Business Ethics of MCC Advisors (Incorporated by reference to Exhibit 99.R.2 to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement on Form N-2, filed on June 9, 2010).
99.1	Statement of Computation of Ratios of Earnings to Fixed Charges (Incorporated by reference to Exhibit 99.1 to the Registrant’s Post-Effective Amendment No. 6 to the Registration Statement on Form N-2, filed on March 12, 2013).

(1)	Filed herewith.

Item 26. Marketing arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference. Reference is also made to the Form of Underwriting Agreement for the Registrant’s shares of common stock to be filed by amendment to this registration statement.

Item 27. Other expenses of issuance and distribution

The following table sets forth the estimated (except for the SEC registration fee and the FINRA filing fee) expenses to be incurred in connection with the offering described in this registration statement:

SEC registration fee	$41,072
FINRA filing fee	36,389
New York Stock Exchange listing fee*	132,000
Printing	100,000
Accounting fees and expenses	120,000
Legal fees and expenses	250,000
Miscellaneous fees and expenses	50,000
Total	$729,461

*	Assumes issuance of $300,000,000 of common stock.

All of the expenses set forth above shall be borne by the Registrant.

Item 28. Persons controlled by or under common control with the registrant

None.

Item 29. Number of holders of shares

The following table sets forth the approximate number of record holders of the Company’s common stock as of March 6, 2013:

Title of Class	Number of Record Holders
Common Stock, $0.001 par value	21

Item 30. Indemnification

The information contained under the heading “Description of Capital Stock” is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

The Registrant has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 31. Business and other connections of investment adviser

A description of any other business, profession, vocation or employment of a substantial nature in which MCC Advisors, and each managing director, director or executive officer of MCC Advisors, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “The Adviser”. Additional information regarding MCC Advisors and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-71515), and is incorporated herein by reference.

Item 32. Location of accounts and records

The Registrant’s accounts, books and other documents are currently located at the offices of the Registrant, 375 Park Avenue, 33rd Floor, New York, NY 10152, and at the offices of the Registrant’s Custodian, U.S. Bank National Association, and Transfer Agent, American Stock Transfer & Trust Company.

Item 33. Management services

Not applicable.

Item 34. Undertakings

(1)  The Registrant hereby undertakes to suspend the offering of its common stock until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the NAV declines more than 10 percent from its NAV as of the effective date of the Registration Statement or (b) the NAV increases to an amount greater than its net proceeds as stated in the prospectus.

(2)  Not applicable.

(3)  Not applicable.

(4)  The Registrant hereby undertakes:

(a)  To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i)  to include any prospectus required by Section 10(a)(3) of the 1933 Act;

(ii)  to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)  That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)  That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)  That, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)  any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(ii)  the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)  any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(f)  To file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

(5)  (a)  For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)  The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

(7)  The Registrant hereby undertakes to file a post-effective amendment when any preferred stock, warrants, debt securities and units are offered and to file for review by the Staff of the Securities and Exchange Commission a post-effective amendment under section 8(c) of the 1933 Act in respect of any one or more offerings of shares of common stock of the Company (including rights to purchase any shares of common stock) below net asset value that will result in greater than 15% dilution in the aggregate to existing shareholder net asset value.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 7 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on March 15, 2013.

MEDLEY CAPITAL CORPORATION
By: /s/ Brook Taube Name: Brook Taube Title: Chief Executive Officer and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 7 to the Registration Statement has been signed by the following persons in the capacities set forth below on March 15, 2013. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Name	Title
/s/ Brook Taube Brook Taube	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)
/s/ Richard T. Allorto, Jr. Richard T. Allorto, Jr.	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Seth Taube* Seth Taube	Director
/s/ Andrew Fentress* Andrew Fentress	Director
/s/ Arthur S. Ainsberg* Arthur S. Ainsberg	Director
/s/ Karin Hirtler-Garvey* Karin Hirtler-Garvey	Director
/s/ John E. Mack* John E. Mack	Director
*By: /s/ Richard T. Allorto, Jr. Richard T. Allorto, Jr. (As Attorney-in-Fact)